UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52754

Monarch Investment Properties, Inc.

(Exact name of registrant as specified in its charter)

c/o David Miller

7691 Porto Vecchio Place

Delray Beach, FL  33446

(561) 391-6117

(Address, including Zip Code, Telephone Number,

including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☒	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2025

Monarch Investment Properties, Inc.

By:	/s/ David Miller
Name: David Miller Title: President